SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 02/09 - 02/20/2009

Copel signs contracts for the purchase of
biogas-generated energy

     Companhia Paranaense de Energia – COPEL, in compliance with CVM Instruction 358/2002, hereby informs the market that on February 3, 2009, it signed the first contracts in the Brazilian energy sector for the acquisition of electricity generated from the biodigestion of organic waste. There are six contracts involving a total of up to 524 kW, sufficient energy to cover 100 middle-income homes, which will be supplied by four producers: Sanepar, Cooperativa Lar, Granja Colombari and Star Milk. The contracts will extend until the end of 2012.

     This pioneering initiative is backed by authorization granted by ANEEL at the end of July, 2008, as a result of successful tests carried out by Copel, in association with Itaipu.

     The trials and experiments, which began in 2007, were geared towards reducing adverse environmental impacts and analyzing the technical and economical feasibility of implementing biodigestors in pig-breeding farms and using methane from the decomposition of organic matter to generate electricity to be used by the facility, with any surplus being sold to Copel Distribuição through distributed generation.

Curitiba, February 20, 2009

Sincerely,
Antonio Rycheta Arten
Chief Administration Officer and Acting CFO, IRO and Holdings Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.